DB

19008045

SEC

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President and Chief Executive Officer

Title

Notary Public

SHERRI L JOYNER STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY MY COMMISSION EXPIRES 1-18-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Partners of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the "Partnership")
and the Partnership's general partner - Vining-Sparks Securities, Inc.
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the "Partnership") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Partnership as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2014.

Kansas City, Missouri
February 26, 2019

VINING-SPARKS IBG, LIMITED PARTNERSHIP
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	5,562,054
Cash segregated under federal and other regulations		1,436,966
Securities purchased under agreements to resell		131,116,387
Receivable from customers		281,597
Receivable from clearing agents and brokers and dealers		27,178,527
Securities owned, at fair value		335,555,379
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $8,988,568		1,175,647
Accrued interest receivable on securities		1,994,970
Other receivables		2,215,312
Other assets		2,625,373
Total assets	$	509,142,212
Liabilities and Partners' Capital		
Liabilities:		
Payable to clearing agents and brokers and dealers	$	37,617,229
Securities sold under agreements to repurchase		242,249,355
Payable to customers		426,157
Securities sold, not yet purchased, at fair value		128,003,920
Accrued interest payable on securities		830,365
Accounts payable and accrued expenses		7,206,724
Total liabilities		416,333,750
Partners' capital:		
Vining-Sparks Securities, Inc.		1,244,295
Vining-Sparks Fund, L.P.		35,519,480
Vining-Sparks & Associates, L.P.		56,044,687
Total partners' capital		92,808,462
Total liabilities and partners' capital	$	509,142,212

See accompanying notes to consolidated statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Partnership is also registered with certain regulatory agencies in Canada.

During 2011, the Partnership formed a wholly owned subsidiary, Vining-Sparks Loan Trading, LLC (Loan Trading), to help financial institutions manage their loan portfolios. The activities of Loan Trading during 2018 were not significant. During 2010, the Partnership formed a wholly owned subsidiary, Vining-Sparks Asset Management, LLC (VSAM), to serve as a registered investment advisor for depository institutions. The activities of VSAM were ceased during 2018. The Partnership also has two other wholly owned subsidiaries, VSIBG Benefits, Inc. and VS Capital, LLC, whose activities during 2018 were not significant. The Partnership along with its wholly owned subsidiaries are referred to hereafter as the Company.

At December 31, 2018, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 39.1718% limited partner, and Vining-Sparks & Associates, L.P., as a 59.4508% limited partner.

(b) Principles of Consolidation

The consolidated financial statement includes the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions. At December 31, 2018, the Company's cash accounts exceeded federally insured limits by approximately $3,500,000.

(d) Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value. Securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2018.

(e) Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for *Fair Value Measurements and Disclosures* (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about information that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about information that market participants would use in pricing the asset or liability.

(f) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(g) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(h) ***Income Taxes***

No provision for federal income taxes has been made because the Company allocates income and expenses to the partners for inclusion in their respective federal income tax returns. A provision for state income taxes has been made, as pursuant to Tennessee state statute the Partnership is subject to an entity level income-based tax. Deferred state income tax balances were not significant at December 31, 2018.

(i) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value.

(j) ***Management Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(k) ***Subsequent Events***

The Company has evaluated subsequent events through February 26, 2019, the date the financial statement was issued.

(2) Cash Segregated under Federal and Other Regulations

A special reserve bank account for the exclusive benefit of customers is maintained pursuant to Rule 15c3-3 of the SEC. As of December 31, 2018, restricted cash of $1,436,966 has been segregated into this account.

(3) Securities Purchased under Agreement to Resell

The Partnership enters into purchases of securities under agreement to resell, with the obligation to resell the securities purchased reflected as an asset on the statement of financial condition. As of December 31, 2018, securities with a fair value totaling $130,599,376 were purchased under agreements to resell at prices totaling $131,116,387.

(4) Receivable from Clearing Agents and Brokers and Dealers

The receivable from clearing agents and brokers and dealers is comprised of the following at December 31, 2018:

Securities failed to deliver	$ 11,001,177
Receivable for unsettled trades and to-be-announced (TBA) transactions	8,669,430
TBA cash margin receivable	7,507,920
	$ 27,178,527

(5) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

	Owned	Sold, not yet purchased
U.S. government and agencies	$ 196,949,013	127,697,168
Agency collateralized mortgage obligations	17,225,975	—
Non-Agency collateralized mortgage obligations	1,283,839	—
Small Business Administration (SBA) securities	75,144,905	—
United States Department of Agriculture (USDA) loans	1,038,469	—
SBA interest-only strips	409,998	—
State and municipal obligations	36,439,400	—
Corporate bonds	7,063,780	306,752
	$ 335,555,379	128,003,920

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2018:

	Fair value measurements at reporting date using			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned	$ —	335,555,379	—	335,555,379
Securities sold, not yet purchased	—	128,003,920	—	128,003,920

There were no transfers of securities to or from Levels 1, 2, or 3 during 2018.

(6) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2018:

Securities failed to receive	$ 13,230,221
Secured borrowings from clearing agents	88,795
Payable for unsettled trades and TBA transactions	24,298,213
	$ 37,617,229

The secured borrowings from clearing agents, which incur interest, are collateralized by securities either owned or held for the account of customers and other brokers and dealers for which payment has not yet been received.

(7) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned with a fair value totaling $248,507,444 as of December 31, 2018 were sold under agreements to repurchase at prices totaling $242,249,355.

The table below presents repurchase agreements by remaining contractual term to maturity and class of collateral pledged:

		Overnight and Continuous
U.S. government and agencies	$	154,933,442
Agency collateralized mortgage obligations		11,059,000
Small Business Administration (SBA) securities		74,621,866
United States Department of Agriculture (USDA) loans		1,028,897
Corporate bonds		606,150
	$	242,249,355

(8) Working Capital Line of Credit

The Partnership has a $30,000,000 unsecured working capital line of credit to a bank. There was no balance outstanding under this line of credit at December 31, 2018. The line of credit matures on April 21, 2019.

(9) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership.

(10) Agreements with Other Broker Dealers

The Partnership has a program agreement with ICBA Securities Corporation (IBSC), a wholly-owned subsidiary of Independent Community Bankers of America (ICBA), wherein IBSC markets the broker dealer services provided by the Partnership and refers its members to the Partnership for such services. The Partnership considers transactions associated with the agreement to be related party transactions, as IBSC is under common management control. Under the terms of the agreement, the Partnership has agreed to pay IBSC a percentage of revenues earned by the Partnership on a subset of customer trades and to reimburse IBSC for certain program expenses.

(11) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2018, the Partnership had net capital of $69,968,869, which was $69,718,869 in excess of required net capital.

(12) Commitments and Contingencies

(a) Leases

At December 31, 2018, the Company was obligated under noncancelable operating leases for office space with initial or remaining terms in excess of one year. Estimated future commitments are as listed below:

		Lease Commitments
Year ending December 31:		
2019	$	2,968,430
2020		2,486,872
2021		371,066
2022		89,072
2023		73,021
2024		6,205
	$	5,994,666

(b) Litigation

In the normal course of business, the Company is subject to claims and litigation. Management believes that such matters will not have a material adverse effect on the financial condition of the Company.

(13) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The unrealized gains and losses for TBAs and when-issued securities are recorded in the consolidated financial statements. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2018 was a net commitment to purchase securities totaling $2,051,195 and a net commitment to sell securities totaling $35,358,600.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(14) Employee Benefits

The Company has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan at the next quarterly open enrollment period after date of hire. The Company's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary.

(15) Recent Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company expects to adopt the new standard on January 1, 2019 and use the effective date as the date of initial application.

The new standard provides a number of optional practical expedients in transition. The Company expects to elect the 'package of practical expedients', which permits the Company not to reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable.

The Company expects that this standard will have a material effect on the consolidated statement of financial condition. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the balance sheet for operating leases; and (2) providing significant new disclosures about leasing activities. The Company does not expect a significant change in leasing activities between now and adoption.

On adoption, the Company currently expects to recognize additional operating liabilities of approximately $5,538,000, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for all leases.